Exhibit (a)(1)(xxiv)

Cerberus Affirms $4.00 Per Share Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that CAI and Cerberus do not intend to increase their cash tender offer (the “Amended Offer”) of $4.00 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI.  CAI and Cerberus will not increase the per share offer price of the Amended Offer.  The Amended Offer is set to expire at midnight, New York City time, on Monday, October 18, 2010 (the “Expiration Date”) and CAI and Cerberus do not intend to extend the Amended Offer, except as may be required by law.

The Amended Offer is conditioned on, among other things, there being validly tendered and not withdrawn at least a majority of the outstanding shares, excluding shares owned by CAI and the officers and directors of the Company (the “Minimum Tender Condition”) and, unless waived, there being validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Amended Offer, CAI will own a number of Shares representing at least 90% of the issued and outstanding Shares (the “90% Condition”).

As of September 21, 2010, there were 32,690,437 shares of the Company outstanding. CAI owns 18,100,000 shares.  The directors and executive officers of the Company beneficially owned in the aggregate 3,185,931 shares (excluding options).  CAI and Cerberus believe that the Minimum Tender Condition would be satisfied if 5,702,254 shares (excluding shares owned by CAI and the officers and directors of the Company) are validly tendered and not withdrawn prior to the Expiration Date.  The depositary for the Amended Offer has informed CAI and Cerberus that, as of 4.30 p.m. on Friday, October 15, 2010, approximately 3,735,226 shares have been tendered and not withdrawn.  The Minimum Tender Condition is not waivable.  If the Minimum Tender Condition is not satisfied by the Expiration Date, CAI and Cerberus intend to allow the offer to expire.  CAI and Cerberus may or may not waive the 90% Condition if the Minimum Tender Condition is satisfied.

The Amended Offer is at a price of $4.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the supplement to the offer to purchase dated August 19, 2010 and the second supplement to the offer to purchase, dated September 22, 2010, and amended by Amendment No. 1, dated August 13, 2010, Amendment No. 2, dated August 19, 2010, Amendment No. 3, dated August 26, 2010, Amendment No. 4, dated September 1, 2010, Amendment No. 5, dated September 10, 2010, Amendment No. 6, dated September 17, 2010, Amendment No. 7, dated September 22, 2010 and Amendment No. 8, dated October 4, 2010 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase, the second supplement to the Offer to Purchase, and any other documents relating to the tender offer that are filed with the SEC because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.